*FOIA Confidential Treatment Request* Confidential Treatment Requested by Exscientia Ltd in connection with Registration Statement on Form F-1 (File No. 333-259431)

September 17, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracie Mariner
Mr. Kevin Vaughn
Mr. David Gessert
Mr. Joe McCann

RE:	Exscientia Limited
Registration Statement on Form F-1
File No. 333-254931

Ladies and Gentlemen:

On behalf of Exscientia Limited (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the filing by the Company of a Registration Statement on Form F-1 with the Commission on September 10, 2021 (File No. 333-254931) (the “Registration Statement”).

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 44 (20) 7556 4446 rather than rely on the U.S. mail for such notice.

For the convenience of the Staff, we have recited the prior comment from the Staff on July 23, 2021 in italicized type and have followed the comment with the Company’s response.

14.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range (the “Preliminary Price Range”) of $[***] to $[***] per American Depositary Share (“ADS”) for the Company’s proposed initial public offering (“IPO”), which takes into account a proposed [***]-for-[***] stock split of the Company’s ordinary shares, as further detailed below (the “Proposed Stock Split”), that will be effected prior to the closing of the IPO. The Company advises the Staff that it preliminarily estimates a pre-money valuation range of approximately $[***] million to $[***] million (the “Valuation Range”) for its IPO.

As described in the Registration Statement, the Company is effecting a corporate reorganization (the “Reorganization”). In the Reorganization, prior to the date of this letter, the Company acquired all of the shares of the operating company that was formerly named Exscientia Limited (and is now named Exscientia AI Limited) (“Exscientia”) in a share-for-share exchange whereby the holders of shares in Exscientia AI Limited exchanged their shares for the same number and class of shares in the Company (the “Share Exchange”). Concurrently with the Share Exchange, the options and restricted stock units of Exscientia AI Limited were exchanged one-for-one for options and restricted stock units of the Company. In a subsequent step following the Share Exchange, an intermediary holding company, Exscientia (UK) Holdings Limited, was interposed between the Company and Exscientia.

Conditional upon and immediately prior to closing of the IPO, all outstanding classes of the Company’s ordinary and preferred shares (its class A ordinary shares, class B ordinary shares, junior series C preferred shares, series A preferred shares, series B preferred shares, series C preferred shares, series C1 preferred shares and series D1 preferred shares) will be re-designated as a single class of ordinary shares on a one-for-one basis, and the resulting single class of ordinary shares will be sub-divided and/or consolidated and, if applicable, re-designated into such number of ordinary shares and, if applicable, deferred shares as is determined by the Company’s board of directors (or by the Proposed Stock Split). Prior to the IPO, the Company will be re-registered as a public limited company and change its name from Exscientia Limited to Exscientia plc.

The exact ratio of the Proposed Stock Split will be determined at pricing of the IPO. Notwithstanding that the exact ratio of the Proposed Stock Split will not be known until the pricing of the IPO, an estimate of the aggregate number of ordinary shares to be outstanding immediately prior to the issuance of the new ADSs in the IPO will have been calculated based on the mid-point of the bona fide price range and will be set forth in the preliminary prospectus. The estimated price range for the ADSs to be offered in the IPO will be calculated as (a) the estimated valuation range at the time of the launch of the IPO divided by (b) the number of ordinary shares to be outstanding following the consummation of the Reorganization (including the Proposed Stock Split) but prior to the issuance of the new ADSs in the IPO. This assumes that each ADS to be offered in the IPO will represent one ordinary share. The Company advises the Staff that the actual price range of the ADSs in the IPO will be, in accordance with Question 134.04 of the Staff’s Compliance and Disclosure Interpretations, no more than $2.00 per ADS, if the maximum price is $10.00 per ADS or less, or 20% of the maximum price per ADS, if the maximum price exceeds $10.00 per ADS.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the pharmatech, technology and biotech industries, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the pharmatech, technology and biotech industries, as well as input received from the representatives of the underwriters for the proposed IPO, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc. (collectively, the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on their respective assessments of the foregoing factors.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Three

The Company will include a narrower bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. Due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Unless otherwise specified herein, all share amounts, exercise prices and per-share fair values set forth in this letter give effect to the Proposed Stock Split. The following table summarizes all equity awards granted by Exscientia to its employees and consultants and the members of the Board of Directors during the past 12 months:

Grant Date	Number of Ordinary Shares Underlying Equity Awards Granted (#)		Exercise or Grant Price per Share (£)	Third-Party Valuation Date	Estimated Fair Value Per Ordinary Share at Grant Date (£)	Estimated Fair Value Per Ordinary Share at Grant Date ($)(1)
November 27, 2020	900,000		0.02	December 15, 2020	[***]	[***]
January 27, 2021	150,000		0.02	December 15, 2020	[***]	[***]
April 3, 2021	2,749,500		0.03	April 3, 2021	[***]	[***]
May 22, 2021	675,000	(2)	0.00	June 11, 2021	[***]	[***]
July 1, 2021	105,000		0.08	June 11, 2021	[***]	[***]
July 1, 2021	225,000	(2)	0.00	June 11, 2021	[***]	[***]
July 19, 2021	232,500		0.08	June 11, 2021	[***]	[***]
July 19, 2021	31,500	(2)	0.00	June 11, 2021	[***]	[***]

(1) Amounts expressed in U.S. dollars based on British pounds sterling to U.S. dollar exchange rate as of the applicable grant date.

(2) Represent grants of restricted share units (“RSUs”).

As described in the Registration Statement and set out in its Articles of Association, the Company has eight classes of shares in issue (class A ordinary shares, class B ordinary shares, junior series C preferred shares, series A preferred shares, series B preferred shares, series C preferred shares, series C1 preferred shares and series D1 preferred shares). The class B ordinary shares do not confer any voting rights on the holders. The other classes of shares rank equally with respect to voting rights. All share classes participate pro-rata on a pari passu basis in any dividend or distribution of capital.

With the exception of the non-voting class B ordinary shares, the primary difference between the classes of shares relates to the assets to be distributed to that class in the event of the liquidation of the Company or with respect to a liquidity event. On a distribution of assets on a liquidation or a return of capital, or on a sale of the company where the shareholders do not own a majority of the shares following the transaction, the proceeds of the sale or surplus assets shall be applied in the following order of priority (provided there are sufficient proceeds or surplus assets) (i) first to the holders of series D1 preferred shares, (ii) second, to the holders of series C1 preferred shares and the holders of series C preferred shares, (iii) third, to the holders of series B preferred shares, (iv) fourth, to the holders of series A preferred shares and (v) fifth, to the holders of junior series C preferred shares, in each such case (i) – (v) in an amount equal to the preference amount of each class. The balance of proceeds or surplus assets shall be distributed among holders of all ordinary share classes on a pro-rata basis.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Four

The order of priority described above in relation to the distribution of assets by the Company following a liquidation of the Company or on a return of capital also applies to the allocation of consideration in the event of the sale of shares in the Company representing a controlling interest (as between the shareholders participating in the sale only).

These share rights are the same as those of the equivalent classes of shares in the capital of Exscientia as set out in its Articles of Association as were in effect prior to the Share Exchange.

Historical Determinations of Fair Value of Ordinary Shares

As there has been no public market for the Company’s or Exscientia’s ordinary shares to date, Exscientia’s equity grants have been assigned exercise or grant prices that were determined in consultation with HM Revenue & Customs as of each grant date pursuant to a process that is typical for companies incorporated in the UK. In preparation for the IPO, Exscientia engaged an independent third party valuation firm to perform valuations that estimated the fair value of the ordinary shares underlying the equity awards as of each grant date. As stated in the Registration Statement, Exscientia accounts for share-based compensation expense based on the difference between the exercise or grant price of an equity award and the estimated fair value of the award on the grant date.

The third-party valuations of Exscientia’s ordinary shares were prepared in accordance with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its ordinary shares.

In accordance with the Practice Aid, Exscientia considered the following methods for allocating the enterprise value across its classes of capital shares to determine the fair value of its ordinary shares at each valuation date:

•	Option Pricing Method (“OPM”). The OPM estimates the value of the share capital of the subject company using the various inputs in the Black-Scholes option pricing model. Using the OPM, total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. Thus, the value of the ordinary shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Where the ordinary shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates should also be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Five

•	Probability Weighted Expected Return Method (“PWERM”). The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the subject company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an initial public offering, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of Fair Value for each share class as of a current date.

•	Hybrid Method. The hybrid method is a PWERM where an OPM is used to estimate the allocation of value within one or more scenarios. The PWERM is a scenario-based methodology that estimates the fair value of each class of shares based upon an analysis of future values for the company, assuming various outcomes. The OPM treats the various classes of shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The ordinary share value is based on the probability weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares.

Exscientia obtained third-party valuations of its ordinary shares which resulted in the following estimates of the value of its ordinary shares, without giving effect to the Proposed Stock Split:

•	£[***] ($[***]) per share as of December 15, 2020;

•	£[***] ($[***]) per share as of April 3, 2021; and

•	£[***] ($[***]) per share as of June 11, 2021.

The valuations resulted in the following estimates of the value of Exscientia’s ordinary shares, after giving effect to the Proposed Stock Split:

•	£[***] ($[***]) per share as of December 15, 2020;

•	£[***] ($[***]) per share as of April 3, 2021; and

•	£[***] ($[***]) per share as of June 11, 2021.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Six

Key assumptions used by the Company in its most recent valuations, and the resulting respective indicated fair values of ordinary shares, were as follows:

	IPO Scenario		M&A Scenario		Indicated Fair Value per Share	Indicated Fair Value per Share of Ordinary
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	of Ordinary Shares (£)	Shares (US$)
December 15, 2020	[***]%	[***]%	[***]%	[***]%	[***]	[***]
April 3, 2021	[***]%	[***]%	[***]%	[***]%	[***]	[***]
June 11, 2021	[***]%	[***]%	[***]%	[***]%	[***]	[***]

These third-party valuations were performed in accordance with the guidance outlined in the Practice Aid, and are described in more detail below.

December 15, 2020 Valuation; November 27, 2020 and January 27, 2021 Option Grants

On November 27, 2020, Exscientia granted options to purchase an aggregate of 900,000 ordinary shares at an exercise price of £0.02 per share and on January 27, 2021, Exscientia granted an option to purchase 150,000 ordinary shares at an exercise price of £0.02 per share. On March 23, 2021, Exscientia obtained a retrospective valuation of its ordinary shares as of December 15, 2020 (the “December 2020 Valuation”) for financial reporting purposes. The December 2020 Valuation estimated the fair value per ordinary share to be £[***] as of December 15, 2020. In determining the fair value of the ordinary shares underlying the options granted on November 27, 2020 and January 27, 2021, Exscientia’s management found that between November 27, 2020 and January 27, 2021, there were no material changes in Exscientia’s business, or in the assumptions upon which the December 2020 Valuation was based, that affected the fair value of the Exscientia’s ordinary shares.

The independent third-party valuation firm employed an OPM for the December 2020 Valuation. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The December 2020 Valuation OPM included assumptions regarding enterprise value, option term, risk-free rate and volatility for an M&A exit scenario and for an IPO exit scenario. The December 2020 Valuation (1) considered the £[***] paid per junior series C preferred share in Exscientia’s September 2020 financing and used an indexing analysis to assign Exscientia a total equity value of £[***] million; (2) based the option terms on management’s representations regarding estimated time to liquidity event([***] years for an M&A exit, and [***] years for an IPO exit); (3) assumed a risk-free rate of 0.17 percent, which represented the interpolated annual rate based on a 2-year U.S. Treasury note and 3-year U.S. Treasury note as of December 15, 2020; and (4) based the volatility rate on an analysis of historical equity and asset volatilities of companies deemed to be comparable to Exscientia (88.2 percent for an M&A exit, and 88.1 percent for an IPO exit). The December 2020 Valuation ascribed a value of £[***] per ordinary share for an M&A exit, and £[***] per ordinary share for an IPO exit. The December 2020 Valuation also applied a DLOM of [***] percent for the M&A exit scenario and [***] percent for the IPO exit scenario, and weighted the respective probabilities of the outcomes at [***] percent and [***] percent, respectively, resulting in a fair value per ordinary share of £[***] as of December 15, 2020.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Seven

April 3, 2021 Valuation; April 3, 2021 Option Grants

On April 3, 2021, Exscientia granted options to purchase 2,749,500 ordinary shares at an exercise price of £0.03 per share. On July 1, 2021, Exscientia obtained a retrospective valuation of its ordinary shares as of April 3, 2021 (the “April 2021 Valuation”) for financial reporting purposes. The April 2021 Valuation estimated the fair value per ordinary share to be £[***] as of April 3, 2021.

The independent third party valuation firm employed a Hybrid Method for the April 2021 Valuation. The PWERM addressed two main probability-weighed scenarios: an M&A exit scenario in the form of a sale of Exscientia, and an IPO exit scenario, each weighted at a [***] percent probability. Within the PWERM, an OPM was used to assess the M&A exit scenario with assumptions regarding total equity value, option term, risk-free rate and volatility, and a separate PWERM was used for the IPO exit scenario.

For the M&A exit OPM, the April 2021 Valuation (1) used an indexing analysis to assign Exscientia a total equity value of £[***] million; (2) based the option term of 2.49 years on management’s representations regarding estimated time to liquidity event; (3) assumed a risk-free rate of 0.29 percent, which represented the interpolated annual rate based on a 2-year U.S. Treasury note and 3-year U.S. Treasury note as of April 3, 2020; and (4) based the volatility rate of 85.9 percent on an analysis of historical equity and asset volatilities of companies deemed to be comparable to Exscientia. The OPM then allocated the total equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class, resulting in a fair value per ordinary share of £[***].

For the IPO exit scenario, the April 2021 Valuation considered that Exscientia closed the sale of $30.0 million of its class C1 preferred shares on March 1, 2021, held its IPO organizational meeting on March 9, 2021 and that management estimated if an IPO were to occur, it would have a closing date of September 30, 2021. The April 2021 Valuation therefore estimated the value of Exscientia using a step-up from the post-money value of Exscientia in its class C1 preferred shares financing. Based on market data provided by the investment bankers and discussions with members of Exscientia’s management, a pre-money IPO valuation of $[***] million was determined to be reasonable, implying a value of £[***] million. The April 2021 Valuation then adjusted for option proceeds to arrive at a total equity value of £[***] million as of April 3, 2021.

The April 2021 Valuation multiplied this amount by the fully diluted ownership percentage of each share class in order to arrive at the per-share value on an undiscounted basis. The April 2021 Valuation then estimated the weighted average cost of capital using a capital asset pricing model and an estimate of the after-tax cost of debt to arrive at a discount rate of [***] percent. The April 2021 Valuation resulted in a fair value of £[***] per ordinary share for the IPO exit.

The April 2021 Valuation then applied a DLOM of [***] percent for the M&A exit and [***] percent for the IPO exit. When combined in the Hybrid Method, the probability-weighted estimate of the fair value per ordinary share was £[***] as of April 3, 2021.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Eight

The increase in the estimated fair value per ordinary share also took into consideration progress made by the Company since the December 2020 Valuation, including the following:

(1) the completion of the Company’s $100 million Series C financing;

(2) entry into a partnership with the University of Oxford; and

(3) receipt of a $4.2 million grant by the Bill & Melinda Gates Foundation.

June 11, 2021 Valuation; May 22, 2021 through July 19, 2021 Option Grants

On May 22, 2021, Exscientia granted 675,000 RSUs with a grant price of £0.00 per share. On July 1, 2021, Exscientia granted options to purchase 105,000 ordinary shares at an exercise price of £0.08 per share and 225,000 RSUs with a grant price of £0.00 per share. On July 19, 2021, Exscientia granted options to purchase 232,500 ordinary shares at an exercise price of £0.08 per share and 31,500 RSUs with a grant price of £0.00 per share. On July 1, 2021, Exscientia obtained a retrospective valuation of its ordinary shares as of June 11, 2021 (the “June 2021 Valuation”) for financial reporting purposes. The June 2021 Valuation estimated the fair value per ordinary share to be £[***] as of June 11, 2021.

In determining the fair value of the ordinary shares underlying the options and RSUs granted between May 22, 2021 and July 19, 2021, Exscientia’s management found that between May 22, 2021 and July 19, 2021, there were no material changes in Exscientia’s business, or in the assumptions upon which the June 2021 Valuation was based, that affected the fair value of Exscientia’s ordinary shares.

The independent third party valuation firm employed a Hybrid Method for the June 2021 Valuation. The PWERM addressed two main probability-weighed scenarios: an M&A exit scenario, in the form of a sale of Exscientia, weighted at [***] percent; and an IPO exit scenario, weighted at [***] percent. Within the PWERM, an OPM was used to assess the M&A exit scenario with assumptions regarding total equity value, option term, risk-free rate, and volatility, and a separate PWERM was used for the IPO exit scenario.

For the M&A exit OPM, the June 2021 Valuation (1) accounted for the £223.3 million in funding Exscientia received from new investors in its April 2021 Series D preference share financing and used an indexing analysis to assign Exscientia a total equity value of £[***] million; (2) based the option term of [***] years on management’s representations regarding estimated time to liquidity event; (3) assumed a risk-free rate of 0.21 percent, which represented the interpolated annual rate based on a 2-year U.S. Treasury note and 3-year U.S. Treasury note as of June 11, 2021; and (4) based the volatility rate of 88.0 percent on an analysis of historical equity and asset volatilities of companies deemed to be comparable to Exscientia. The OPM then allocated the total equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class, resulting in a fair value per ordinary share of £[***].

For the IPO exit scenario, the June 2021 Valuation considered that Exscientia had engaged investment bankers to potentially achieve an IPO exit and that management estimated if an IPO were to occur, it would have a closing date of September 30, 2021. Notwithstanding the holding of an organizational meeting and engagement of investment bankers, mere intent to file a registration statement and exit via an IPO does not necessarily mean that Exscientia will be successful in doing so. Unexpected systemic events like the IPO market cooling, fatigue from institutional investors, the effects of the COVID-19 pandemic, or other development setbacks could materially affect the viability of Exscientia's IPO or Exscientia’s aspirations to continue pursuing one. Nevertheless, based on market data provided by the investment bankers and discussions with members of Exscienta’s management, the June 2021 Valuation estimated that a [***]x step-up from the post-money value of Exscientia in its Series D financing was reasonable, which implied a total equity value of £[***] million. The June 2021 Valuation then adjusted for option proceeds to arrive at a total equity value of £[***] million as of June 11, 2021.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Nine

The June 2021 Valuation multiplied this amount by the fully diluted ownership percentage of each share class in order to arrive at the per-share value on an undiscounted basis. The June 2021 Valuation then estimated the weighted average cost of capital using a capital asset pricing model and an estimate of the after-tax cost of debt to arrive at a discount rate of [***] percent. The June 2021 Valuation resulted in a fair value per ordinary share of £[***] for the IPO Exit.

The June 2021 Valuation then applied a DLOM of [***] percent for the M&A exit and [***] percent for the IPO exit. When combined in the Hybrid Method, the probability-weighted estimate of the fair value per ordinary share was £[***] as of June 11, 2021.

The increase in the estimated fair value per ordinary share also took into progress made by the Company since the April 2021 Valuation, including the following:

(1) the closing of the Company’s $225 million Series D round with access to up to an additional $300 million at the Company’s discretion;

(2) the advancement of the Company’s dual targeted 5-HT1A agonist and 5-HT2A antagonist into clinical development; and

(3) entry into a collaboration agreement with Bristol Myers Squibb Company.

August 2021 Acquisition of Allcyte GmbH

On June 2, 2021, Exscientia entered into a Share Sale, Transfer and Merger Agreement with Allcyte GmbH, pursuant to which Exscientia agreed to purchase all of the outstanding share capital of Allcyte GmbH in exchange for consideration of approximately €50 million, which consideration was comprised of cash and [***] ordinary shares of Exscientia at a price per share of £[***]. The price per ordinary share in this transaction was equal to the price per share paid by investors in Exscientia’s April 2021 Series D preference share financing. These shares were issued upon closing of the transaction in August 2021. Notably, this sale was negotiated at an arms’ length basis with an independent third party, and the value ascribed to Exscientia’s ordinary shares was only [***] percent greater than estimated by the June 2021 Valuation.

Explanation of Difference Between Fair Value of Ordinary Shares as of July 19, 2021 and the Midpoint of the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the July 19, 2021 equity grants and the Preliminary Price Range is reasonable. To the extent that the Company makes any further equity awards after the date of this letter but prior to the completion of the IPO, it expects that the exercise price per share will be no less than the midpoint of the actual price range for the IPO.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Ten

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of Exscientia’s ordinary shares for financial reporting purposes of £[***] ($[***]), as estimated by an independent third party valuation firm as of June 11, 2021, and the Preliminary Price Range of $[***] to $[***] is in part attributable to the fact that the June 2021 Valuation took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the July 19, 2021 equity grants, as compared to the Preliminary Price Range, is supported by:

(1) the Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its ordinary shares, which considered multiple potential outcomes that would result in a lower valuation of the Company’s ordinary shares than its IPO. In the June 2021 valuation, the probability weighting of the IPO scenario was 60%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s ordinary shares in the June 2021 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money) rather than $[***] per share;

(2) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to certain other outcomes for the Company’s business, such as remaining a privately-held company or a liquidation of its assets in a dissolution scenario;

(3) the 180-day lock-up agreement to which the shares underlying the Company’s equity awards will be subject following the IPO;

(4) the Preliminary Price Range assumes completion of the Reorganization and the conversion of all of the Company’s outstanding classes of preferred and ordinary shares into a single class of ordinary shares;

(5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; and

(6) completion of the IPO itself, which would further strengthen the Company’s balance sheet, provide the Company access to public equity and enhanced operational flexibility, and thereby increase the value of the Company’s ordinary shares compared to that of a private company.

Furthermore, after the June 2021 Valuation, (1) in August 2021 Bristol Myers Squibb Company exercised its option to in-license an immune-modulating drug candidate created by the Company giving rise to a $20.0 million milestone payment to the Company and (2) in September 2021 the Company entered into a $70 million collaboration with the Bill & Melinda Gates Foundation.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its ordinary shares, as estimated in the June 2021 Valuation, is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s ordinary shares in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per-share grant date estimated fair values, which have been used by Exscientia as the basis for determining its stock-based compensation in connection with equity grants during the past 12 months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

September 17, 2021

Page Eleven

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ordinary shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 22 Bishopsgate, London EC2N 4BQ, UK.

****

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +44 (0) 20 7556 4446 or Div Gupta at +1 212 479 6474.

Very truly yours,

/s/ David Boles
David Boles

cc:	Andrew Hopkins, Exscientia Limited
Ben Taylor, Exscientia Limited
Divakar Gupta, Cooley LLP
Marc Recht, Cooley LLP
Claire Keast-Butler, Cooley (UK) LLP
Robert Puopolo, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Andrew Harrow, Goodwin Procter LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK

t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com